                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



(MARK ONE)

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended October 31, 1999

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________________ to _________________

         Commission file number: 0-19056
                                 -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         NORTHSTAR COMPUTER FORMS, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Northstar Computer Forms, Inc.
                           7130 Northland Circle North
                         Brooklyn Park, Minnesota 55428

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS AT
OCTOBER 31, 1999 AND 1998 AND FOR THE YEAR ENDED
OCTOBER 31, 1999 AND SUPPLEMENTAL SCHEDULES AT
AND FOR THE YEAR ENDED OCTOBER 31, 1999

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
INDEX TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                                                                                             PAGE(S)
Report of Independent Accountants                                                               2

Financial Statements:

   Statements of Assets Available for Benefits at October 31, 1999 and 1998                     3

   Statement of Changes in Assets Available for Benefits for the year ended
       October 31, 1999                                                                         4

Notes to Financial Statements                                                                 5-10

Supplemental Schedules:

   Line 27a - Schedule of Assets Held for Investment Purposes at October 31, 1999              11

   Line 27d - Schedule of Reportable Transactions for the year ended October 31, 1999        12-13

   Line 27e - Schedule of Nonexempt Transactions for the year ended October 31, 1999          14

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying Statements of Assets Available for Benefits and the related Statement of Changes in Assets Available for Benefits present fairly, in all material respects, the assets available for benefits of the Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan (the Plan) at October 31, 1999 and 1998, and the changes in assets available for benefits for the year ended October 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at October 31, 1999, and Reportable Transactions and Nonexempt Transactions for the year ended October 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
                                      /S/ PRICEWATERHOUSECOOPERS LLP


Minneapolis, Minnesota
April 7, 2000

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AT OCTOBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                ASSETS                                                  1999              1998

Investments                                                                           $7,227,611        $6,086,416
Participant loans                                                                        203,640           251,451
                                                                                 ----------------  ----------------

      Total investments                                                                7,431,251         6,337,867

Receivables:
    Employer profit sharing contributions                                                527,180           301,125
    Employee contributions and rollovers                                                  10,841            74,937
    Interest and dividends                                                                     -            12,398
                                                                                 ----------------  ----------------

Assets available for benefits                                                         $7,969,272        $6,726,327
                                                                                 ----------------  ----------------
                                                                                 ----------------  ----------------


    The accompanying notes are an integral part of the financial statements.

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1999
-------------------------------------------------------------------------------

Additions (deductions):
    Investment activities:
      Net appreciation in fair value of investments                                                     $  790,930
      Interest                                                                                              18,074
      Dividends                                                                                             79,098
      Investment expenses                                                                                   (7,411)
                                                                                                   ----------------

      Net investment income                                                                                880,691

    Contributions:
      Employer profit sharing contribution                                                                 527,180
      Employee contributions and rollovers                                                                 562,021
                                                                                                   ----------------

      Net additions                                                                                      1,969,892

Other deductions:
    Benefits paid to participants                                                                         (726,947)
                                                                                                   ----------------

Net increase in assets available for benefits                                                            1,242,945

Assets available for benefits, beginning of year                                                         6,726,327
                                                                                                   ----------------

Assets available for benefits, end of year                                                              $7,969,272
                                                                                                   ----------------
                                                                                                   ----------------

    The accompanying notes are an integral part of the financial statements.

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.     DESCRIPTION OF THE PLAN

       The following is a general description of the Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan (the Plan). Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other related matters.

       GENERAL
       The Plan is a contributory defined contribution plan covering substantially all employees of Northstar Computer Forms, Inc. and its wholly-owned subsidiary, General Financial Supply (collectively referred to as the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code (IRC). In addition, these financial statements have been prepared in compliance with ERISA.

       The Plan was amended, effective December 1, 1998, to appoint U.S. Bank National Association (the Trustee) as the Plan's trustee and recordkeeper and to change investment options available to participants of the Plan. All investments of the Plan existing prior to December 31, 1998, excluding Northstar Computer Forms, Inc. common stock, were liquidated and reinvested in the new investment funds of the Plan managed by First American Asset Management or Fidelity Investments. Under the amended Plan, Northstar Computer Forms, Inc. common stock is held in a separate investment fund. The amended Plan provides participants the opportunity to direct their profit sharing and 401(k) contributions into 13 investment funds, including the Northstar Computer Forms, Inc. common stock fund.

       ELIGIBILITY
       Employees of the Company who have completed one year of service and have worked at least 1,000 hours are eligible to participate in the Plan.

       CONTRIBUTIONS
       Participants may make deductible and nondeductible voluntary contributions to the Plan subject to the Internal Revenue Service (IRS) annual limitations. The Plan also allows rollovers of distributions from other qualified plans.

       Employer profit sharing contributions are determined based upon a profitability formula subject to approval by and at the discretion of the Company's Board of Directors for the Company's fiscal year, which coincides with the Plan's fiscal year. The Company may also make discretionary 401(k) contributions. For the year ended October 31, 1999, no discretionary 401(k) contributions were made. Prior to December 1, 1998, Employer profit sharing contributions were allocated to the General Fund, which invested primarily in stocks and bonds, and could not be redirected by the participants. After December 1, 1998, Employer profit sharing contributions are allocated based upon each participant's elected investment allocations.

       PARTICIPANT ACCOUNTS AND ALLOCATION
       As of December 1998, the allocation of contributions to investment funds and allocation of participants' accounts among these funds is directed by the participant and may be changed daily.

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       Each participant's account is credited with the participant's contributions and allocations of the Company's profit sharing contribution and the Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeitures of nonvested participant accounts are first used to restore any forfeitures for rehired participants, as defined in the Plan. Any remaining forfeitures are allocated in the same manner as Employer profit sharing contributions.

       VESTING
       Vesting in Company profit sharing and 401(k) contributions and earnings thereon occurs at the rate of 20% after three years of service, plus 20% for each year of service thereafter, with 100% vesting occurring after seven years. Participants are immediately vested in their voluntary contributions and earnings thereon.

       LOANS
       Under provisions of the Plan, participants may borrow up to 50% of their total vested account balance up to a maximum of $50,000. Loans bear interest at a rate approximating the prime interest rate plus 1%, determined at the time of loan origination. Loan repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. The loan agreements require each participant's outstanding loan balance to be paid in full prior to any distribution of the participant's vested account balance. Interest rates on outstanding loans as of October 31, 1999, ranged from 7.00% to 9.75%.

       BENEFIT PAYMENTS
       Upon termination from the Company due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant's vested balance in his or her account as an annuity contract or in a lump sum beginning at the later of the date elected or the participant's normal retirement date.

       ADMINISTRATIVE AND INVESTMENT COSTS
       Administrative costs of the Plan are paid by the Company. Investment expenses are paid by the Plan.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       NEW ACCOUNTING STANDARD
       In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters" (SOP 99-3). This statement simplifies the disclosure of certain investment information of defined contribution plans and eliminates the requirement for presentation of information by investment fund option. SOP 99-3 is effective for financial statements for plan years ending after December 15, 1999, with earlier application encouraged. The Plan has elected to adopt the provisions of this SOP for its plan year ended October 31, 1999.

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       BASIS OF ACCOUNTING
       The financial statements of the Plan are prepared under the accrual method of accounting.

       VALUATION AND NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS
       Fair value of investments is determined by quoted market prices as reported by the Trustee. Participant loans are recorded at estimated fair value, consisting of outstanding principal and any related accrued interest. The Plan presents in the Statement of Changes in Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       INVESTMENT INCOME
       Interest on investments is recorded as income in the period in which it is earned. Dividends are recorded on the ex dividend date.

       BENEFITS PAID TO PARTICIPANTS
       Benefits paid to participants are recorded as a reduction of assets available for benefits when paid.

       USE OF ESTIMATES
       The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES
       The Plan provides for various investment options in any combination of investments and investment funds. Investments and investment funds are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the Statement of Assets Available for Benefits.

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

3.     INVESTMENTS

       The Plan's investments, at fair value, at October 31, 1999 and 1998, were comprised of the following:

                                                                                                 1999

First American Asset Management:
    Stable Value Fund                                                                             $ 349,032
    Fixed Income Fund                                                                               167,441
    Equity Index Fund                                                                               950,065
    Large CAP Growth                                                                                160,027
    MID CAP Value Fund                                                                              355,201
    Small CAP Value Fund                                                                            174,314
    International Fund                                                                              225,048
    Strategy Income Fund                                                                             44,260
    Strategy Growth & Income Fund                                                                   496,114
    Strategy Growth Fund                                                                          2,882,450
    Strategy Aggressive Growth Fund                                                                  61,021
Fidelity Investments Growth Opportunities Fund                                                      472,484
Northstar Computer Forms, Inc. Common Stock Fund                                                    890,154
                                                                                            ----------------

                                                                                                 $7,227,611
                                                                                            ----------------
                                                                                            ----------------

                                                                       1998
                                               -------------------------------------------------------------
                                                      Profit Sharing
                                               -----------------------------  Participant
                                                                Segregated      Directed
                                                  General       Investment       401(k)
                                                Trust Fund         Fund           Funds           Total

Interest-bearing cash and cash equivalents:
    Kemper Securities                            $ 2,609,295      $  45,503                     $ 2,654,798
    Other                                            170,739         20,094                         190,833
Common stocks:
    Northstar Computer Forms, Inc.                   400,806        119,728                         520,534
    Other                                            286,029        462,635                         748,664
Preferred stocks                                      26,400        201,048                         227,448
Corporate bonds                                       54,972         91,605                         146,577
Partnership interest                                   1,337                                          1,337

Mutual funds:
    Minnesota Mutual Life Insurance
        Company:
      General Fund                                                               $  184,695         184,695
      Managed Fund                                                                  452,571         452,571
      Growth I Fund                                                                 550,603         550,603
    Fidelity Investments:
      Growth IV Fund                                                                408,356         408,356
                                               --------------  -------------  --------------  --------------

      Total investments                          $ 3,549,578      $ 940,613     $ 1,596,225     $ 6,086,416
                                               --------------  -------------  --------------  --------------
                                               --------------  -------------  --------------  --------------

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       During 1999, the Plan's investments (including the Plan's interest in registered investment companies and investments bought, sold, or held during the year) appreciated (depreciated) in value by $790,930 as follows:

       Mutual funds                                     $ 831,052
       Common stocks                                      (32,183)
       Preferred stocks                                    (4,623)
       Corporate bonds                                     (3,316)
                                                   ---------------

                                                        $ 790,930
                                                   ---------------
                                                   ---------------

4.     PLAN TERMINATION

       Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


5.     INCOME TAX STATUS

       The Plan obtained its latest determination letter dated December 3, 1999, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


6.     RELATED PARTY, PARTY-IN-INTEREST AND PROHIBITED TRANSACTIONS

       The Plan held Northstar Computer Forms, Inc. common stock with fair values of $890,154 and $520,534 at October 31, 1999 and 1998,
       respectively. At October 31, 1999, 65,051 shares of common stock are included in the Northstar Computer Forms, Inc. Common Stock Fund. At October 31, 1998, the Plan held 75,714 shares of common stock. The Company paid dividends of $.15 per share in fiscal year 1999. During 1999, the Plan made 45 sales and 51 purchases of these securities totaling $125,238 and $208,479, respectively.

       As discussed in Note 1, the Plan was amended effective December 1, 1998, to appoint U.S. Bank National Association as trustee and recordkeeper. Prior to the amendment, the investment managers of the Plan were authorized under contract provisions or by ERISA regulations providing an administrative or statutory exemption, to invest in securities under their control. All investments existing prior to December 31, 1998, were sold or distributed, except for the Northstar Computer Forms, Inc. common stock. Cash was redirected by the Trustee to the investment elections selected by the participants at that time.

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       During October 1999, the Company deducted, via payroll withholdings, an aggregate of $10,841 from participants' gross wages. The Company instructed the Trustee to transfer this amount to the Plan on a timely basis, but the Trustee did not transfer the amount to the Plan within the maximum period allowed by Department of Labor regulations. This amount is reflected as an employee contribution receivable as of October 31, 1999. The Employer will make an additional contribution of approximately $50, which will be allocated to the affected participants' accounts for estimated lost earnings resulting from the failure to remit this contribution to the Plan on a timely basis.


7.     SUBSEQUENT EVENT

       On February 21, 2000, the Company announced that it has entered into a definitive merger agreement with Ennis Business Forms to acquire all of the stock of Northstar Computer Forms, Inc. This acquisition is subject to customary terms and conditions and stockholder approval. The impact of this potential transaction on the Plan has not been determined. Should the transaction occur as planned, the Northstar Computer Forms, Inc. Common Stock Fund would cease to exist. Each participant's share of the fund assets would be reinvested in the Stable Value Fund.

                             SUPPLEMENTAL SCHEDULES

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT OCTOBER 31, 1999
--------------------------------------------------------------------------------

                                                               (c)
                  (b)                        DESCRIPTION OF INVESTMENT, INCLUDING                         (e)
         IDENTITY OF ISSUE, BORROWER,          MATURITY DATE, RATE OF INTEREST,           (d)           CURRENT
(a)         LESSOR OR SIMILAR PARTY           COLLATERAL, PAR OR MATURITY VALUE          COST            VALUE
      First American Asset Management       Stable Value Fund                           $  335,228      $  349,032

      First American Asset Management       Fixed Income Fund                              175,382         167,441

      First American Asset Management       Equity Index Fund                              858,160         950,065

      Fidelity Investments                  Growth Opportunities Fund                      467,690         472,484

      First American Asset Management       Large CAP Growth Fund                          143,626         160,027

      First American Asset Management       MID CAP Value Fund                             385,219         355,201

      First American Asset Management       Small CAP Value Fund                           175,222         174,314

      First American Asset Management       International Fund                             180,241         225,048

      First American Asset Management       Strategy Income Fund                            45,403          44,260

      First American Asset Management       Strategy Growth & Income Fund                  469,731         496,114

      First American Asset Management       Strategy Growth Fund                         2,643,739       2,882,450

      First American Asset Management       Strategy Aggressive Growth Fund                 57,140          61,021

*     U.S. Bank National Association        Northstar Computer Forms, Inc.
                                                Common Stock Fund                          625,248         890,154

*     Loans to participants                 Maturities from January 2000 to
                                                September 2004 with interest
                                                from 7.00% to 9.75%                              -         203,640
                                                                                     --------------  --------------

                                                                                       $ 6,562,029     $ 7,431,251
                                                                                     --------------  --------------
                                                                                     --------------  --------------

*  Denotes party-in-interest

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1999
--------------------------------------------------------------------------------


                 (a)                                                               (c)              (d)              (g)
             IDENTITY OF                 (b)                                     PURCHASE         SELLING           COST
            PARTY INVOLVED                      DESCRIPTION OF ASSET              PRICE            PRICE          OF ASSET

First American Asset Management          Stable Value Fund
                                           Purchases                             $   408,026                      $   408,026
                                           Sales                                                 $    74,224           71,717

First American Asset Management          Fixed Income Fund
                                           Purchases                                 309,034                          309,034
                                           Sales                                                     131,065          134,907

First American Asset Management          Equity Index Fund
                                           Purchases                                 992,616                          992,616
                                           Sales                                                     143,990          127,576

Fidelity Investments                     Growth Opportunities
                                           Purchases                                 523,251                          523,251
                                           Sales                                                      54,725           54,059

First American Asset Management          MID CAP Value Fund
                                           Purchases                                 610,567                          610,567
                                           Sales                                                     206,999          218,275

First American Asset Management          Strategy Growth & Income Fund
                                           Purchases                                 579,589                          579,589
                                           Sales                                                     112,949          108,210

First American Asset Management          Strategy Growth Fund
                                           Purchases                               3,640,300                        3,640,300
                                           Sales                                                   1,042,701          995,740

                                           (h)
                 (a)                  CURRENT VALUE         (i)
             IDENTITY OF              OF ASSETS ON       NET GAIN
            PARTY INVOLVED            TRANSACTION DATE   OR (LOSS)

First American Asset Management
                                        $   408,026
                                             74,224       $   2,507

First American Asset Management
                                            309,034
                                            131,065          (3,842)

First American Asset Management
                                            992,616
                                            143,990          16,414

Fidelity Investments
                                            523,251
                                             54,725             666

First American Asset Management
                                            610,567
                                            206,999         (11,276)

First American Asset Management
                                            579,589
                                            112,949           4,739

First American Asset Management
                                          3,640,300
                                          1,042,701          46,961

Columns (e) and (f) are excluded as they are not applicable.


                (a)                                                                (c)              (d)              (g)
             IDENTITY OF                               (b)                       PURCHASE         SELLING           COST
            PARTY INVOLVED                      DESCRIPTION OF ASSET              PRICE            PRICE          OF ASSET

U.S. Bank National Association           Northstar Computer Forms, Inc.
                                              Common Stock Fund
                                           Purchases                             $   208,479                      $   208,479
                                           Sales                                                  $  125,238          102,950

Kemper Securities                        Money Market Fund
                                           Sales                                                   2,669,070        2,669,070

Minnesota Mutual Life Insurance          Managed Fund
      Company                              Sales                                                     479,248          293,354

Minnesota Mutual Life Insurance          Growth I Fund
      Company                              Sales                                                     595,319          353,253

Fidelity Investments                     Growth IV Fund
                                           Sales                                                     441,416          317,728

                                             (h)
                (a)                     CURRENT VALUE         (i)
             IDENTITY OF                OF ASSETS ON       NET GAIN
            PARTY INVOLVED              TRANSACTION DATE   OR (LOSS)

U.S. Bank National Association

                                          $   208,479
                                              125,238      $   22,288

Kemper Securities
                                            2,669,070

Minnesota Mutual Life Insurance
      Company                                 479,248         185,894

Minnesota Mutual Life Insurance
      Company                                 595,319         242,066

Fidelity Investments
                                              441,416         123,688

Columns (e) and (f) are excluded as they are not applicable.

NORTHSTAR COMPUTER FORMS, INC.
401(k) PROFIT SHARING PLAN
LINE 27e -SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1999
-------------------------------------------------------------------------------

                                                 (b)                                      (c)
                                          RELATIONSHIP TO PLAN,         DESCRIPTION OF TRANSACTIONS INCLUDING
                (a)                         EMPLOYER OR OTHER        MATURITY DATE, RATE OF INTEREST, COLLATERAL,
      IDENTITY OF PARTY INVOLVED            PARTY-IN-INTEREST                   PAR OR MATURITY VALUE

Northstar Computer Forms, Inc.            Plan sponsor              The Employer instructed the Trustee to
                                                                        transfer participant contributions of
                                                                        $10,841 into the trust on a timely basis.
                                                                        The Trustee failed to transfer this
                                                                        amount within the maximum period
                                                                        allowed by Department of Labor
                                                                        regulations.  The Employer will make an
                                                                        additional contribution of approximately
                                                                        $50, which will be allocated to the
                                                                        affected participants' accounts for
                                                                        estimated lost earnings resulting from
                                                                        the failure to remit this contribution to
                                                                        the Plan on a timely basis.

Note: Columns (d), (e), (f), (g), (h), (i) and (j) are excluded as they are not applicable.

                         NORTHSTAR COMPUTER FORMS, INC.
                           401(K) PROFIT SHARING PLAN
                                    EXHIBITS

The following documents are filed as exhibits to this Report.

   Exhibit No.                                Document
  -------------                              ----------

      23.1                        Consent of Independent Accountants



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          NORTHSTAR COMPUTER FORMS, INC.
                                          401(k) PROFIT SHARING PLAN

Date:  April 28, 2000                     By: /s/ Mary Ann Morin
                                              --------------------------
                                              Mary Ann Morin, Treasurer
                                              and Chief Financial Officer
                                              Northstar Computer Forms, Inc.


                                  EXHIBIT INDEX

Exhibit No.                        Document                     Method of Filing
-----------                        --------                     ----------------

  23.1               Consent of Independent Accountants         Filed herewith
                                                                electronically


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